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MARCH  5,  2003

                           APPLICATION FOR WITHDRAWAL


         Pursuant to Rule 477  promulgated  under the Securities Act of 1933, as
amended   (the  "Act")   Patriot  Scientific  Corporation   (the  "Registrant")
hereby applies to the Securities and Exchange Commission to withdraw its Registration Statement on Form S-3 (No. 333-91352) filed on June 27, 2002. The reason for the withdrawal is that the Registrant determined it was not eligible to register the resale of its securities under Form S-3. The Registrant certifies that no securities have been sold in connection with the offering covered by the registration statement.

         The Registrant further states that subsequent to the withdrawal of the registration statement the Registrant may undertake a subsequent private offering in reliance upon Rule 155(c) promulgated under the Act.

         IN WITNESS WHEREOF, the Registrant has caused this application to be duly executed on the 5th day of March 2003.



                         Patriot  Scientific  Corporation



                         By:      /s/  Lowell  W.  Giffhorn
                                  -----------------------------------
                         Name:    Lowell  W.  Giffhorn
                         Title:   Exec.  V.P.  and  Chief  Financial  Officer








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